FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2011.

Total number of pages: 63

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited)
(FROM APRIL 1, 2011 TO SEPTEMBER 30, 2011) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited)

(FROM APRIL 1, 2011 TO SEPTEMBER 30, 2011)

CONSOLIDATED

Released on November 15, 2011

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the six months ended September 30
	2010	2011	2011
Net sales	¥336,315	¥361,698	$4,718,826
Operating income	51,835	39,544	515,903
Income from continuing operations before income taxes	41,609	33,223	433,438
Income from continuing operations attributable to Nidec Corporation	27,242	22,529	293,920
Loss on discontinued operations attributable to Nidec Corporation	(228)	-	-
Net income attributable to Nidec Corporation	¥27,014	¥22,529	$293,920
Per share data
Earning per share – basic
Income from continuing operations attributable to Nidec Corporation	¥195.58	¥163.08	$2.13
Loss on discontinued operations attributable to Nidec Corporation	(1.64)	-	-
Net income attributable to Nidec Corporation	193.94	163.08	2.13
Earning per share – diluted
Income from continuing operations attributable to Nidec Corporation	¥194.85	¥152.49	$1.99
Loss on discontinued operations attributable to Nidec Corporation	(1.63)	-	-
Net income attributable to Nidec Corporation	¥193.22	¥152.49	$1.99

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2011
	March 31	September 30	September 30
Current assets	¥373,097	¥389,343	$5,079,491
Investments	15,926	14,267	186,132
Property, plant, equipment and others	359,182	346,391	4,519,126
Total assets	748,205	750,001	9,784,749

Current liabilities	206,835	226,013	2,948,637
Long-term liabilities	130,864	130,545	1,703,131
Total liabilities	337,699	356,558	4,651,768
Total Nidec Corporation shareholders’ equity	355,250	338,337	4,414,051
Noncontrolling interests	55,256	55,106	718,930
Total liabilities and equity	¥748,205	¥750,001	$9,784,749

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months Ended June 30
	2010	2011	2011
Net cash provided by operating activities	¥34,487	¥28,578	$372,838
Net cash used in investing activities	(81,325)	(16,669)	(217,469)
Net cash provided by financing activities	18,969	3,060	39,921
Effect of exchange rate changes on cash and cash equivalents	(7,648)	(7,629)	(99,530)
Net (decrease) increase in cash and cash equivalents	(35,517)	7,340	95,760
Cash and cash equivalents at beginning of period	123,309	94,321	1,230,541
Cash and cash equivalents at end of period	¥87,792	¥101,661	$1,326,301

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (vi) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation and Nidec Seimitsu Corporation, (vii) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (viii) the risks identified above.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen, ” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Recent Developments

Large-scale flooding and disruptions in operations in Thailand

The recent flooding in Thailand has caused significant disruptions to our manufacturing operations particularly relating to hard disk drive motors and our industry’s supply chain as we and many of our suppliers and customers have manufacturing facilities in the affected region. The disruptions caused by the flooding have begun, and are expected to continue, to adversely affect our production levels and customer orders. In addition, recovery efforts or strategic responses to customers' decisions to alter their manufacturing operations may require substantial time and management resources. We are currently evaluating the situation in the affected region and the operational and financial impact on an ongoing basis as the flooding continues. If the flooding or the resulting disruptions continue for an extended period, our sales, profitability and financial condition may be materially and negatively impacted.

Appreciation of Japanese yen against U.S. dollar

The average exchange rate between the U.S. dollar and the Japanese yen for the six months ended September 30, 2011 was ¥79.82 to the U.S. dollar, which represented an appreciation of the Japanese yen against the U.S. dollar of approximately ¥9.13, or 10%, compared to the six months ended September 30, 2010. The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as we have a substantial amount of U.S. dollar-based sales of products and purchases of inventory and we have expanded, and continue to seek opportunities to expand, our overseas operations. As of November 11, 2011, the exchange rate was ¥77.59 to the U.S. dollar.

Results of Operations — Six Months Ended September 30, 2011 Compared to Six Months Ended September 30, 2010 (Unaudited)

As of March 31, 2011, we discontinued our specialty lens unit business which had been included within "electronic and optical components." All prior period specialty lens unit business amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 "Presentation of Financial Statements－Discontinued Operations" to enable comparisons between the relevant amounts for the six months ended September 30, 2010 and 2011.

Net Sales

	(Yen in millions) For the six months ended September 30
	2010	2011	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥104,379	¥93,265	¥(11,114)	(10.6)%
Other small precision brushless DC motors	39,991	37,913	(2,078)	(5.2)
Brushless DC fans	17,326	16,117	(1,209)	(7.0)
Other small precision motors	9,486	11,952	2,466	26.0
Sub-total	171,182	159,247	(11,935)	(7.0)
General motors	48,105	92,900	44,795	93.1
Machinery	38,021	36,616	(1,405)	(3.7)
Electronic and optical components	62,045	54,957	(7,088)	(11.4)
Others	16,962	17,978	1,016	6.0
Consolidated total	¥336,315	¥361,698	¥25,383	7.5%

Our net sales increased ¥25,383 million, or 7.5%, from ¥336,315 million for the six months ended September 30, 2010 to ¥361,698 million for the six months ended September 30, 2011. This increase was primarily due to the contributions of newly consolidated subsidiaries, mainly including Nidec Motor Corporation (“Nidec Motor”), the former Emerson Electric Co.'s motors and controls business, and Nidec Seimitsu Corporation (“Nidec Seimitsu”), a manufacturer of vibration motors for mobile phones and other small precision DC motors. We acquired Nidec Motor in September 2010, and its results of operations were newly consolidated into our consolidated statement of income for the three months ended December 31, 2010 and its assets and liabilities were newly consolidated into our consolidated balance sheet as of September 30, 2010. We acquired Nidec Seimitsu in July 2011, and its results of operations were newly consolidated into our consolidated statement of income for the three months ended September 30, 2011 and its assets and liabilities were newly consolidated into our consolidated balance sheet as of September 30, 2011. Nidec Motor’s sales for the six months ended September 30, 2011 were ¥37,074 million, and Nidec Seimitsu's sales for the three months ended September 30, 2011 were ¥3,859 million.

Excluding the impact of Nidec Motor and Nidec Seimitsu, our net sales decreased ¥15,550 million, or 4.6%, from ¥336,315 million for the six months ended September 30, 2010 to ¥320,765 million for the six months ended September 30, 2011. This decrease was mainly due to a decrease in sales of products in the "small precision motors" and "electronic and optical components" categories. The decrease in sales of small precision motors was primarily due to the appreciation of the Japanese yen against the U.S. dollar. The decrease in sales of electronic and optical components was primarily due to the appreciation of the Japanese yen against the U.S. dollar and the adverse impact of the earthquake in northern Japan in March 2011 on customer demand for such products.

(Small precision motors)

Net sales of small precision motors decreased ¥11,935 million, or 7.0%, from ¥171,182 million for the six months ended September 30, 2010 to ¥159,247 million for the six months ended September 30, 2011. Net sales of each product group included in “small precision motors” were as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥11,114 million, or 10.6%, from ¥104,379 million for the six months ended September 30, 2010 to ¥93,265 million for the six months ended September 30, 2011. Although the number of units sold of small precision motors for hard disk drives increased approximately 2%, sales of small precision motors for hard disk drives decreased approximately 11%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. The average unit price of spindle motors decreased approximately 2% on a U.S. dollar basis and 12% on a Japanese yen basis for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. The number of units sold of spindle motors for 2.5-inch hard disk drives increased approximately 8% for the six months ended September 30, 2011 compared to the six months ended September 30, 2010, while the number of units sold of spindle motors for 3.5-inch hard disk drives decreased approximately 5% for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. Sales of spindle motors for 2.5-inch and 3.5-inch hard disk drives decreased approximately 6% and 15%, respectively, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010, mainly reflecting the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of hard disk drives spindle motors accounted for 31.0% of total net sales for the six months ended September 30, 2010 and 25.8% of total net sales for the six months ended September 30, 2011.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥2,078 million, or 5.2%, from ¥39,991 million for the six months ended September 30, 2010 to ¥37,913 million for the six months ended September 30, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 15% for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. Net sales of other small precision brushless DC motors were adversely affected by the 10% appreciation of the Japanese yen against the U.S. dollar and a 10% decrease in average unit price on a U.S. dollar basis resulting from changes in the product mix of our small precision DC motors for optical disk drives, although the number of units sold of other small precision brushless DC motors increased approximately 5% for the six months ended September 30, 2011 compared to the six months ended September 30, 2010.

Net sales of other small precision brushless DC motors accounted for 11.9% of total net sales for the six months ended September 30, 2010 and 10.5% of total net sales for the six months ended September 30, 2011.

Brushless DC fans

Net sales of brushless DC fans decreased ¥1,209 million, or 7.0%, from ¥17,326 million for the six months ended September 30, 2010 to ¥16,117 million for the six months ended September 30, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 6% for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. The main reason for the 6% decrease in sales was a decrease in average unit price of approximately 7% on a Japanese yen basis resulting from the 10% appreciation of the Japanese yen against the U.S. dollar, despite an increase in average unit price of approximately 4% on a U.S. dollar basis and an approximately 1% increase in the number of units sold.

Net sales of brushless DC fans accounted for 5.2% of total net sales for the six months ended September 30, 2010 and 4.5% of total net sales for the six months ended September 30, 2011.

Other small precision motors

Net sales of other small precision motors increased ¥2,466 million, or 26.0%, from ¥9,486 million for the six months ended September 30, 2010 to ¥11,952 million for the six months ended September 30, 2011. This increase was primarily due to the contribution of Nidec Seimitsu, which we acquired in July 2011. Excluding the impact of Nidec Seimitsu, net sales of other small precision motors decreased ¥1,393 million, or 14.7%, from ¥9,486 million for the six months ended September 30, 2010 to ¥8,093 million for the six months ended September 30, 2011. This decrease was primarily due to a decrease in sales at the Nidec Copal group and the Nidec Servo group.

Net sales of other small precision motors accounted for 2.8% of total net sales for the six months ended September 30, 2010 and 3.2% of total net sales for the six months ended September 30, 2011.

(General motors)

Net sales of general motors increased ¥44,795 million, or 93.1%, from ¥48,105 million for the six months ended September 30, 2010 to ¥92,900 million for the six months ended September 30, 2011. This increase was primarily due to the contribution of Nidec Motor to net sales of general motors for home appliances and industrial use. Excluding the impact of Nidec Motor, net sales of general motors increased ¥7,721 million, or 16.1%, from ¥48,105 million for the six months ended September 30, 2010 to ¥55,826 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor, sales of general motors for home appliances and industrial use increased ¥2,248 million, or 8%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. This was primarily due to an increase in demand for our motors for home appliances in Asia and Europe and those for industrial use. Sales of general motors for automobiles also increased ¥5,473 million, or 28%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. This increase was primarily due to an approximately 73% increase in sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries.

Net sales of general motors accounted for 14.3% of our total net sales for the six months ended September 30, 2010 and 25.7% of total net sales for the six months ended September 30, 2011.

(Machinery)

Net sales of machinery decreased ¥1,405 million, or 3.7%, from ¥38,021 million for the six months ended September 30, 2010 to ¥36,616 million for the six months ended September 30, 2011. The decrease was mainly due to a decrease in sales of such products as LCD panel handling robots at the Nidec Sankyo group of ¥905 million, or 5%, a decrease in sales of such product as electronic circuit testing systems for digital equipment at the Nidec-Read group of ¥452 million, or 7%, a decrease in sales at the Nidec Tosok group of ¥419 million, or 22%, and a decrease in sales at the Nidec-Kyori group of ¥419 million, or 11%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010. The decrease in net sales of machinery was partially offset by an increase in sales of such product as peripheral equipment for chip mounters at the Nidec Copal group of ¥431 million, or 17%, and an increase in sales at the Nidec-Shimpo group of ¥299 million, or 5%, mainly reflecting increasing demand for machinery in developing countries.

Net sales of machinery accounted for 11.3% of our total net sales for the six months ended September 30, 2010 and 10.1% of total net sales for the six months ended September 30, 2011.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥7,088 million, or 11.4%, from ¥62,045 million for the six months ended September 30, 2010 to ¥54,957 million for the six months ended September 30, 2011. The decrease was mainly due to a decrease in sales of such products as control device units at the Nidec Sankyo group of ¥3,539 million, or 20%, a decrease in sales of such products as shutters and unit components at the Nidec Copal group of ¥3,013 million, or 10%, and a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥536 million, or 4%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010.

Net sales of electronic and optical components accounted for 18.4% of our total net sales for the six months ended September 30, 2010 and 15.2% of total net sales for the six months ended September 30, 2011.

(Others)

Net sales of other products increased ¥1,016 million, or 6.0%, from ¥16,962 million for the six months ended September 30, 2010 to ¥17,978 million for the six months ended September 30, 2011. This increase was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥1,181 million, or 9%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010, resulting from increasing demand for such parts in China and Europe, with orders for such parts from customers who were affected by the supply chain disruptions caused by the earthquake in northern Japan in March 2011 also improving. The increase in net sales of other products were partially offset by a decrease in sales of pivot assemblies for hard disk drives of ¥565 million, or 49%, for the six months ended September 30, 2011 compared to the six months ended September 30, 2010.

Net sales of other products accounted for 5.1% of total net sales for the six months ended September 30, 2010 and 5.0% of total net sales for the six months ended September 30, 2011.

Cost of Products Sold

Our cost of products sold increased ¥32,808 million, or 13.4%, from ¥244,573 million for the six months ended September 30, 2010 to ¥277,381 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our cost of products sold decreased ¥1,792 million, or 0.7%, from ¥244,573 million for the six months ended September 30, 2010 to ¥242,781 million for the six months ended September 30, 2011. This decrease was mainly due to the overall decrease in sales, which was partially offset by higher raw material costs and labor costs.

As a percentage of net sales, our cost of products sold increased from 72.7% for the six months ended September 30, 2010 to 76.7% for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, cost of products sold increased from 72.7% for the six months ended September 30, 2010 to 75.7% for the six months ended September 30, 2011. The increase in the percentages was mainly due to a rise in raw material costs, higher labor costs, an increase in units of products sold with lower margins in proportion to the total units of products sold, a decrease in unit prices, and an increase in excess fixed costs resulting from lower demand for some products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥2,883 million, or 10.7%, from ¥26,927 million for the six months ended September 30, 2010 to ¥29,810 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our selling, general and administrative expenses decreased ¥277 million, or 1.0%, from ¥26,927 million for the six months ended September 30, 2010 to ¥26,650 million for the six months ended September 30, 2011. This decrease was mainly due to reductions in personnel expenses and professional fees, which were offset in part by an increase in expenses related to fixed assets.

As a percentage of net sales, our selling, general and administrative expenses increased from 8.0% for the six months ended September 30, 2010 to 8.3% for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, our selling, general and administrative expenses increased from 8.0% for the six months ended September 30, 2010 to 8.3% for the six months ended September 30, 2011.

Research and Development Expenses

Our research and development expenses increased ¥1,983 million, or 15.3%, from ¥12,980 million for the six months ended September 30, 2010 to ¥14,963 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our research and development expenses increased ¥889 million, or 6.8%, from ¥12,980 million for the six months ended September 30, 2010 to ¥13,869 million for the six months ended September 30, 2011. This increase was mainly due to our increased investments in research and development activities relating to the “small precision motors” and “general motors” product categories.

As a percentage of net sales, our research and development expenses increased from 3.9% for the six months ended September 30, 2010 to 4.1% for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, our research and development expenses increased from 3.9% for the six months ended September 30, 2010 to 4.3% for the six months ended September 30, 2011.

Operating Income

As a result of the foregoing, our operating income decreased ¥12,291 million, or 23.7%, from ¥51,835 million for the six months ended September 30, 2010 to ¥39,544 million for the six months ended September 30, 2011.

As a percentage of net sales, our operating income decreased from 15.4% for the six months ended September 30, 2010 to 10.9% for the six months ended September 30, 2011.

Other Income (Expense)

Our other expenses decreased ¥3,905 million, or 38.2%, from ¥10,226 million for the six months ended September 30, 2010 to ¥6,321 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our other expenses decreased ¥4,126 million, or 40.3%, from ¥10,226 million for the six months ended September 30, 2010 to ¥6,100 million for the six months ended September 30, 2011. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥4,517 million, or 46.7%, from ¥9,667 million for the six months ended September 30, 2010 to ¥5,150 million for the six months ended September 30, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our foreign exchange loss decreased ¥4,741 million, or 49.0%, from ¥9,667 million for the six months ended September 30, 2010 to ¥4,926 million for the six months ended September 30, 2011. This decrease was mainly due to a decrease in foreign currency denominated transactions that were settled during the period and a decrease in fluctuations in the exchange rate between the U.S. dollar and the Japanese yen for the six months ended September 30, 2011 compared to the six months ended September 30, 2010.

The Japanese yen to U.S. dollar exchange rates were ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥83.82 to the U.S. dollar as of September 30, 2010. The Japanese yen appreciated against the U.S. dollar to ¥83.15 to the U.S. dollar as of March 31, 2011 and ¥76.65 to the U.S. dollar as of September 30, 2011.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥8,386 million, or 20.2%, from ¥41,609 million for the six months ended September 30, 2010 to ¥33,223 million for the six months ended September 30, 2011.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 12.4% for the six months ended September 30, 2010 to 9.2% for the six months ended September 30, 2011.

Income Taxes

Our income taxes decreased ¥2,202 million, or 21.0%, from ¥10,475 million for the six months ended September 30, 2010 to ¥8,273 million for the six months ended September 30, 2011. This was primarily due to the decrease in income from continuing operations before income taxes.

The estimated effective income tax rate for the six months ended September 30, 2011 was 24.9%, 0.3 percentage points lower compared with the effective income tax rate for six months ended September 30, 2010. The main reason for the decrease was the net impact of a decrease in tax benefit in foreign subsidiaries, an increase in tax (benefit) on undistributed earnings, and a decrease in liabilities for unrecognized tax benefits.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥4 million for the six months ended September 30, 2010 and ¥4 million for the six months ended September 30, 2011.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥6,184 million, or 19.9%, from ¥31,138 million for the six months ended September 30, 2010 to ¥24,954 million for the six months ended September 30, 2011.

Loss on Discontinued Operations

We recorded ¥372 million of loss on discontinued operations for the six months ended September 30, 2010, while we had no such loss for the six months ended September 30, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥5,812 million, or 18.9%, from ¥30,766 million for the six months ended September 30, 2010 to ¥24,954 million for the six months ended September 30, 2011.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥1,327 million, or 35.4%, from ¥3,752 million for the six months ended September 30, 2010 to ¥2,425 million for the six months ended September 30, 2011. This decrease was primarily due to decreases in net income of group companies in which we own less than 100%, including Nidec Sankyo Corporation and Nidec Copal Corporation and their respective subsidiaries, and due to Nidec Corporation increasing its interest in Nidec Servo Corporation from 64% to 100% on October 1, 2010.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥4,485 million, or 16.6%, from ¥27,014 million for the six months ended September 30, 2010 to ¥22,529 million for the six months ended September 30, 2011.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 8.0% for the six months ended September 30, 2010 to 6.2% for the six months ended September 30, 2011.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have changed segment reporting to align it with the changes in our management decision-making process for the six months ended September 30, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment as we aim to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the six months ended September 30, 2010 and 2011.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans, but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the six months ended September 30, 2010 and 2011. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the six months ended September 30, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Nidec Corporation
Net sales to external customers	¥36,891	¥33,672	$439,295
Net sales to other operating segments	40,466	37,349	487,267
Sub total	77,357	71,021	926,562
Nidec Electronics (Thailand)
Net sales to external customers	46,094	39,866	520,104
Net sales to other operating segments	22,871	20,194	263,457
Sub total	68,965	60,060	783,561
Nidec (Zhejiang)
Net sales to external customers	12,731	12,821	167,267
Net sales to other operating segments	3,785	1,365	17,808
Sub total	16,516	14,186	185,075
Nidec (Dalian)
Net sales to external customers	2,155	2,201	28,715
Net sales to other operating segments	11,529	8,739	114,012
Sub total	13,684	10,940	142,727
Nidec Singapore
Net sales to external customers	12,048	7,151	93,294
Net sales to other operating segments	242	221	2,883
Sub total	12,290	7,372	96,177
Nidec (H.K.)
Net sales to external customers	29,707	26,085	340,313
Net sales to other operating segments	935	469	6,119
Sub total	30,642	26,554	346,432
Nidec Philippines
Net sales to external customers	4,042	6,031	78,682
Net sales to other operating segments	16,341	10,674	139,256
Sub total	20,383	16,705	217,938
Nidec Sankyo
Net sales to external customers	47,888	45,172	589,328
Net sales to other operating segments	294	251	3,275
Sub total	48,182	45,423	592,603
Nidec Copal
Net sales to external customers	34,023	30,824	402,140
Net sales to other operating segments	1,460	1,151	15,016
Sub total	35,483	31,975	417,156
Nidec Tosok
Net sales to external customers	14,529	15,365	200,457
Net sales to other operating segments	108	64	835
Sub total	14,637	15,429	201,292
Nidec Copal Electronics
Net sales to external customers	15,780	15,078	196,712
Net sales to other operating segments	16	9	117
Sub total	15,796	15,087	196,829
Nidec Techno Motor
Net sales to external customers	20,713	22,384	292,029
Net sales to other operating segments	441	481	6,275
Sub total	21,154	22,865	298,304
Nidec Motor
Net sales to external customers	7,531	45,446	592,903
Net sales to other operating segments	-	-	-
Sub total	7,531	45,446	592,903
Nidec Motors & Actuators
Net sales to external customers	17,532	21,138	275,773
Net sales to other operating segments	3,101	4,781	62,374
Sub total	20,633	25,919	338,147
All Others
Net sales to external customers	33,815	37,929	494,834
Net sales to other operating segments	30,217	25,835	337,052
Sub total	64,032	63,764	831,886
Total
Net sales to external customers	335,479	361,163	4,711,846
Net sales to other operating segments	131,806	111,583	1,455,746
Adjustments (*)	836	535	6,980
Intersegment elimination	(131,806)	(111,583)	(1,455,746)
Consolidated total (net sales)	¥336,315	¥361,698	$4,718,826

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥4,681	¥2,461	$32,107
Nidec Electronics (Thailand)	11,949	10,099	131,755
Nidec (Zhejiang)	1,503	531	6,927
Nidec (Dalian)	1,705	417	5,440
Nidec Singapore	144	86	1,122
Nidec (H.K.)	406	135	1,761
Nidec Philippines	3,460	2,842	37,078
Nidec Sankyo	6,540	4,476	58,395
Nidec Copal	5,131	2,714	35,408
Nidec Tosok	1,932	1,314	17,143
Nidec Copal Electronics	2,613	2,519	32,864
Nidec Techno Motor	2,032	2,166	28,258
Nidec Motor	130	1,717	22,400
Nidec Motors & Actuators	484	963	12,564
All Others	8,223	5,323	69,446
Total	50,933	37,763	492,668
Adjustments (*)	902	1,781	23,235
Consolidated total	¥51,835	¥39,544	$515,903

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥6,336 million, or 8.2%, from ¥77,357 million for the six months ended September 30, 2010 to ¥71,021 million for the six months ended September 30, 2011. This decrease was primarily due to weaker demand for hard disk drives spindle motors, a decrease in average unit price on a U.S. dollar basis resulting from changes in the product mix of small precision DC motors and the appreciation of the Japanese yen against the U.S. dollar. Net sales to external customers decreased ¥3,219 million, or 8.7%, from ¥36,891 million for the six months ended September 30, 2010 to ¥33,672 million for the six months ended September 30, 2011. Net sales to other operating segments of Nidec Corporation decreased ¥3,117 million, or 7.7%, from ¥40,466 million for the six months ended September 30, 2010 to ¥37,349 million for the six months ended September 30, 2011. Operating income of Nidec Corporation decreased ¥2,220 million, or 47.4%, from ¥4,681 million for the six months ended September 30, 2010 to ¥2,461 million for the six months ended September 30, 2011. This decrease was primarily due to an increase in research and development expenses and the negative impact of the appreciation of the Japanese yen against the U.S. dollar, in addition to the decrease in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥8,905 million, or 12.9%, from ¥68,965 million for the six months ended September 30, 2010 to ¥60,060 million for the six months ended September 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Electronics (Thailand) decreased ¥1,850 million, or 15.5%, from ¥11,949 million for the six months ended September 30, 2010 to ¥10,099 million for the six months ended September 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand. Net sales and operating income of this segment are expected to be adversely affected by the recent flooding in Thailand. See “Recent Developments―Large-scale flooding and disruptions in operations in Thailand” above.

Net sales of Nidec (Zhejiang) decreased ¥2,330 million, or 14.1%, from ¥16,516 million for the six months ended September 30, 2010 to ¥14,186 million for the six months ended September 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec (Zhejiang) decreased ¥972 million, or 64.7%, from ¥1,503 million for the six months ended September 30, 2010 to ¥531 million for the six months ended September 30, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to the appreciation of the Japanese yen against the U.S. dollar.

Net sales of Nidec (Dalian) decreased ¥2,744 million, or 20.1%, from ¥13,684 million for the six months ended September 30, 2010 to ¥10,940 million for the six months ended September 30, 2011. This decrease was primarily due to a decrease in demand for DC motors. Operating income of Nidec (Dalian) decreased ¥1,288 million, or 75.5%, from ¥1,705 million for the six months ended September 30, 2010 to ¥417 million for the six months ended September 30, 2011. This decrease was primarily due to an increase in raw material costs in addition to lower sales.

Net sales of Nidec Singapore decreased ¥4,918 million, or 40.0%, from ¥12,290 million for the six months ended September 30, 2010 to ¥7,372 million for the six months ended September 30, 2011. This decrease was primarily due to a decrease in the number of units sold of DC motors and hard disk drives spindle motors as a result of a major customer’s transfer of its manufacturing operations to China. Operating income of Nidec Singapore decreased ¥58 million, or 40.3%, from ¥144 million for the six months ended September 30, 2010 to ¥86 million for the six months ended September 30, 2011. This decrease was primarily due to the decrease in the number of units sold.

Net sales of Nidec (H.K.) decreased ¥4,088 million, or 13.3%, from ¥30,642 million for the six months ended September 30, 2010 to ¥26,554 million for the six months ended September 30, 2011. This decrease was due primarily to an appreciation of the Japanese yen against the Hong Kong dollar and a major customer’s transfer of some of the manufacturing operations to Thailand. Operating income of Nidec (H.K.) decreased ¥271 million, or 66.7%, from ¥406 million for the six months ended September 30, 2010 to ¥135 million for the six months ended September 30, 2011. This decrease was primarily due to an increase in expenses relating to the establishment of additional sales branches for business expansion in China.

Net sales of Nidec Philippines decreased ¥3,678 million, or 18.0%, from ¥20,383 million for the six months ended September 30, 2010 to ¥16,705 million for the six months ended September 30, 2011. This decrease was primarily due to a decrease in the number of units sold of hard disk drives spindle motors as a result of customers reducing inventory levels. Operating income of Nidec Philippines decreased ¥618 million, or 17.9%, from ¥3,460 million for the six months ended September 30, 2010 to ¥2,842 million for the six months ended September 30, 2011. This decrease was primarily due to increases in wages, raw material costs and utility charges.

Net sales of Nidec Sankyo decreased ¥2,759 million, or 5.7%, from ¥48,182 million for the six months ended September 30, 2010 to ¥45,423 million for the six months ended September 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar and delivery delays following the earthquake in northern Japan in March 2011. Operating income of Nidec Sankyo decreased ¥2,064 million, or 31.6%, from ¥6,540 million for the six months ended September 30, 2010 to ¥4,476 million for the six months ended September 30, 2011. This decrease was primarily due to higher material costs and overseas production costs, in addition to the decrease in sales.

Net sales of Nidec Copal decreased ¥3,508 million, or 9.9%, from ¥35,483 million for the six months ended September 30, 2010 to ¥31,975 million for the six months ended September 30, 2011. This decrease was primarily due to a decrease in sales of shutters, unit components and vibration motors in the wake of the earthquake in northern Japan in March 2011. Operating income of Nidec Copal decreased ¥2,417 million, or 47.1%, from ¥5,131 million for the six months ended September 30, 2010 to ¥2,714 million for the six months ended September 30, 2011. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Tosok increased ¥792 million, or 5.4%, from ¥14,637 million for the six months ended September 30, 2010 to ¥15,429 million for the six months ended September 30, 2011. This increase was primarily due to an increase in sales of automotive parts resulting from stronger demand for such parts in China and Europe, with orders for such parts from customers who were affected by the supply chain disruptions caused by the earthquake in northern Japan in March 2011 also increasing. However, operating income of Nidec Tosok decreased ¥618 million, or 32.0%, from ¥1,932 million for the six months ended September 30, 2010 to ¥1,314 million for the six months ended September 30, 2011. This decrease was primarily due to excess fixed costs resulting from a temporary decrease in demand due to the disruptions in supply chains caused by the earthquake.

Net sales of Nidec Copal Electronics decreased ¥709 million, or 4.5%, from ¥15,796 million for the six months ended September 30, 2010 to ¥15,087 million for the six months ended September 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar and lower demand following the earthquake in northern Japan in March 2011. Operating income of Nidec Copal Electronics decreased ¥94 million, or 3.6%, from ¥2,613 million for the six months ended September 30, 2010 to ¥2,519 million for the six months ended September 30, 2011. This decrease was primarily due to currency rate fluctuations.

Net sales of Nidec Techno Motor increased ¥1,711 million, or 8.1%, from ¥21,154 million for the six months ended September 30, 2010 to ¥22,865 million for the six months ended September 30, 2011. This increase was primarily due to an overall increase in demand for our motors for industrial use and an increase in demand for our motors for home appliances in Asia. Operating income of Nidec Techno Motor increased ¥134 million, or 6.6%, from ¥2,032 million for the six months ended September 30, 2010 to ¥2,166 million for the six months ended September 30, 2011. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥37,915 million from ¥7,531 million for the six months ended September 30, 2010 to ¥45,446 million for the six months ended September 30, 2011. This increase was primarily due to an increase in demand for general motors for home appliances, in addition to ¥37,074 million of sales at Nidec Motor Corporation and other subsidiaries which were newly consolidated in the three months ended December 31, 2010. Operating income of Nidec Motor increased ¥1,587 million from ¥130 million for the six months ended September 30, 2010 to ¥1,717 million for the six months ended September 30, 2011. This increase was primarily due to the impact of the newly consolidated Nidec Motor Corporation and other subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥5,286 million, or 25.6%, from ¥20,633 million for the six months ended September 30, 2010 to ¥25,919 million for the six months ended September 30, 2011. This increase was primarily due to an increase in demand for automotive motors in Europe. Operating income of Nidec Motors & Actuators increased ¥479 million, or 99.0%, from ¥484 million for the six months ended September 30, 2010 to ¥963 million for the six months ended September 30, 2011. This increase was primarily due to improved operation efficiency, in addition to the increase in sales.

With respect to the All Others segment, net sales decreased ¥268 million, or 0.4%, from ¥64,032 million for the six months ended September 30, 2010 to ¥63,764 million for the six months ended September 30, 2011. This decrease was primarily due to decreased demand for small precision motors despite the positive impact of the ¥3,935 million of sales at Nidec Seimitsu and its subsidiaries which were newly consolidated for the three months ended September 30, 2011. Operating income of this segment decreased ¥2,900 million, or 35.3%, from ¥8,223 million for the six months ended September 30, 2010 to ¥5,323 million for the six months ended September 30, 2011. This decrease was primarily due to higher material costs and wages, in addition to the decrease in sales.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the six months ended September 30, 2011. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our domestic subsidiaries. In addition, we sought to make effective use of surplus funds held by domestic subsidiaries. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits in preparation for a possible Chinese currency revaluation. As of September 30, 2011, our cash and cash equivalents of Chinese yuan were approximately RMB 1,100 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) mergers and acquisitions, (4) investments in subsidiaries, (5) purchases of raw materials, (6) employees’ salaries, wages and other payroll costs, and (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of our own shares.

On October 7, 2011, we expanded our current share repurchase program previously announced on February 5, 2011, by increasing the maximum aggregate amount of shares that we are authorized to repurchase from the lesser of 3,000,000 shares or ¥25.0 billion to the lesser of 6,000,000 shares or ¥47.0 billion between February 7, 2011 and February 6, 2012. Under the program, we have repurchased 2,316,700 shares for approximately ¥15.0 billion between February 7 and October 30, 2011.

We acquired Nidec Seimitsu in July 2011. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, primarily consisting of bank loans, were ¥79,366 million as of September 30, 2011, an increase of ¥27,348 million from ¥52,018 million as of March 31, 2011. Our long-term debt was ¥101,451 million as of September 30, 2011, a decrease of ¥368 million from ¥101,819 million as of March 31, 2011.

On October 7, 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. On October 25, 2011, we issued commercial paper under the program. For more information, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing costs, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We also consider extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We believe these funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the next 12 months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥1,796 million, or 0.2%, from ¥748,205 million as of March 31, 2011 to ¥750,001 million as of September 30, 2011. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and certain other subsidiaries, total assets decreased ¥10,128 million from ¥748,205 million as of March 31, 2011 to ¥738,077 million as of September 30, 2011. The increase of ¥1,796 million was primarily due to an increase in cash and cash equivalents of ¥7,340 million as described under “Cash Flows” below, and an increase in trade accounts receivable of ¥5,709 million a result of our acquisition of Nidec Seimitsu and its subsidiaries. However, property, plant and equipment decreased ¥12,244 million as a result of the Japanese yen appreciating against other currencies.

Our total liabilities increased ¥18,859 million, or 5.6%, from ¥337,699 million as of March 31, 2011 to ¥356,558 million as of September 30, 2011. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and certain other subsidiaries, total liabilities increased ¥13,637 million from ¥337,699 million as of March 31, 2011 to ¥351,336 million as of September 30, 2011. The increase of 18,859 million was mainly due to an increase in short-term borrowings of ¥27,348 million, mostly Japanese yen-denominated, as part of our asset liability management, although trade notes and accounts payable decreased ¥5,233 million as a result of the Japanese yen appreciating against other currencies.

Our working capital, defined as current assets less current liabilities, decreased ¥2,932 million, or 1.8%, from ¥166,262 million as of March 31, 2011 to ¥163,330 million as of September 30, 2011.

Our total Nidec Corporation shareholders’ equity decreased ¥16,913 million, or 4.8%, from ¥355,250 million as of March 31, 2011 to ¥338,337 million as of September 30, 2011. This decrease was primarily due to an increase in negative foreign currency translation adjustments of ¥22,592 million as a result of the Japanese yen appreciating against other currencies, which was offset in part by an increase in retained earnings of ¥16,297 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 2.4 percentage points from 47.5% as of March 31, 2011 to 45.1% as of September 30, 2011.

Cash Flows

Net cash provided by operating activities decreased ¥5,909 million from ¥34,487 million for the six months ended September 30, 2010 to ¥28,578 million for the six months ended September 30, 2011. The decrease in net cash provided by operating activities was primarily due to the decrease in consolidated net income of ¥5,812 million.

For the six months ended September 30, 2011, we had ¥28,578 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥24,954 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥17,164 million, which consisted of an increase in operating assets of ¥16,552 million and a decrease in notes and accounts payable of ¥612 million. The increase in operating assets of ¥16,552 million was primarily due to increased orders from some customers as of September 30, 2011 compared to March 31, 2011, resulting in an increase in notes and accounts receivable and an increase in inventories.

For the six months ended September 30, 2010, we had ¥34,487 million of net cash inflows from operating activities primarily due to consolidated net income of ¥30,766 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥15,944 million, which consisted of an increase in operating assets of ¥18,341 million and an increase in notes and accounts payable of ¥2,397 million. The increase in operating assets of ¥18,341 million was primarily due to increases in some of our customers' demand which also reflected the inventory level.

Net cash used in investing activities decreased ¥64,656 million from ¥81,325 million for the six months ended September 30, 2010 to ¥16,669 million for the six months ended September 30, 2011. The decrease in net cash used in investing activities was mainly due to a decrease in acquisitions of business, net of cash acquired, of ¥54,727 million and a decrease in additions to property, plant and equipment of ¥9,051 million.

For the six months ended September 30, 2011, we had ¥16,669 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥19,761 million.

For the six months ended September 30, 2010, we had ¥81,325 million of net cash outflows relating to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥52,040 million, including our acquisition of Nidec Motor in September 2010 and additions to property, plant and equipments of ¥28,812 million.

Net cash provided by financing activities decreased ¥15,909 million from ¥18,969 million for the six months ended September 30, 2010 to ¥3,060 million for the six months ended September 30, 2011. We had a net increase in short-term borrowings ¥20,033 million for the six months ended September 30, 2011 compared to a net decrease in short-term borrowings ¥67,952 million for the six months ended September 30, 2010. However, we had no cash inflow from proceeds from issuance of corporate bonds for the six months ended September 30, 2011, compared to ¥100,500 million of cash inflow from the proceeds from the issuance of convertible bonds due 2015 in the six months ended September 30, 2010.

For the six months ended September 30, 2011, we had ¥3,060 million of net cash inflows in financing activities mainly due to an increase in short-term borrowings of ¥20,033 million, although we had cash outflows due primarily to purchases of treasury stock of ¥8,882 million and dividends paid to shareholders of Nidec Corporation of ¥6,232 million.

For the six months ended September 30, 2010, we had ¥18,969 million of net cash inflows from financing activities mainly due to proceeds from the issuance of corporate bonds of ¥100,500 million. On the other hand, we had cash outflows primarily due to a decrease in short-term borrowings of ¥67,952 million, payments for additional investments in subsidiaries of ¥6,375 million and dividends paid to shareholders of Nidec Corporation of ¥5,572 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥7,340 million from ¥94,321 million as of March 31, 2011 to ¥101,661 million as of September 30, 2011. We hold our cash and cash equivalents primarily in U.S. dollars, euros, Chinese yuan, Japanese yen and Thai bahts.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	September 30, 2011	September 30, 2011
Current assets:
Cash and cash equivalents	¥94,321	¥101,661	$1,326,301
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2011 and ¥408 million ($5,323 thousand) on September 30, 2011
Notes	11,486	11,817	154,168
Accounts	154,091	159,800	2,084,801
Inventories:
Finished goods	39,477	39,271	512,342
Raw materials	23,303	25,192	328,663
Work in progress	23,405	23,358	304,736
Project in progress	1,108	1,047	13,659
Supplies and other	3,084	3,417	44,579
Other current assets	22,822	23,780	310,242
Total current assets	373,097	389,343	5,079,491

Marketable securities and other securities investments	15,338	13,815	180,235
Investments in and advances to affiliated companies	588	452	5,897
	15,926	14,267	186,132
Property, plant and equipment:
Land	41,763	41,516	541,631
Buildings	135,794	133,469	1,741,279
Machinery and equipment	291,664	281,345	3,670,515
Construction in progress	15,434	11,691	152,524
	484,655	468,021	6,105,949
Less - Accumulated depreciation	(250,246)	(245,856)	(3,207,515)
	234,409	222,165	2,898,434
Goodwill	82,107	83,290	1,086,628
Other non-current assets, net of allowance for doubtful accounts of ¥517 million on March 31, 2011 and ¥514 million ($6,706 thousand) on September 30, 2011	42,666	40,936	534,064
Total assets	¥748,205	¥750,001	$9,784,749

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	September 30, 2011	September 30, 2011
Current liabilities:
Short-term borrowings	¥52,018	¥79,366	$1,035,434
Current portion of long-term debt	1,124	825	10,763
Trade notes and accounts payable	112,759	107,526	1,402,818
Accrued expenses	22,039	21,772	284,044
Other current liabilities	18,895	16,524	215,578
Total current liabilities	206,835	226,013	2,948,637

Long-term liabilities:
Long-term debt	101,819	101,451	1,323,562
Accrued pension and severance costs	12,824	11,910	155,382
Other long-term liabilities	16,221	17,184	224,187
Total long-term liabilities	130,864	130,545	1,703,131

Commitments and contingencies (Note 11)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2011 and 145,075,080 shares on September 30, 2011	66,551	66,551	868,245
Additional paid-in capital	66,960	66,847	872,107
Retained earnings	298,445	314,742	4,106,223
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(45,162)	(67,754)	(883,940)
Unrealized gains from securities, net of reclassification adjustments	1,066	249	3,249
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges	219	(912)	(11,898)
Pension liability adjustments	(544)	(219)	(2,857)

Treasury stock, at cost: 6,593,647 shares on March 31, 2011 and 8,024,358 shares on September 30, 2011	(32,285)	(41,167)	(537,078)
Total Nidec Corporation shareholders’ equity	355,250	338,337	4,414,051
Noncontrolling interests	55,256	55,106	718,930
Total equity	410,506	393,443	5,132,981
Total liabilities and equity	¥748,205	¥750,001	$9,784,749

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011

Net sales	¥336,315	¥361,698	$4,718,826
Operating expenses:
Cost of products sold	244,573	277,381	3,618,800
Selling, general and administrative expenses	26,927	29,810	388,911
Research and development expenses	12,980	14,963	195,212
	284,480	322,154	4,202,923
Operating income	51,835	39,544	515,903
Other income (expense):
Interest and dividend income	469	664	8,663
Interest expense	(218)	(121)	(1,579)
Foreign exchange loss, net	(9,667)	(5,150)	(67,189)
Loss on marketable securities, net	(206)	(142)	(1,853)
Other, net	(604)	(1,572)	(20,507)
	(10,226)	(6,321)	(82,465)
Income from continuing operations before income taxes	41,609	33,223	433,438
Income taxes	(10,475)	(8,273)	(107,932)
Equity in net income of affiliated companies	4	4	52
Income from continuing operations	31,138	24,954	325,558
Loss on discontinued operations	(372)	-	-
Consolidated net income	30,766	24,954	325,558
Less: Net income attributable to noncontrolling interests	(3,752)	(2,425)	(31,638)
Net income attributable to Nidec Corporation	¥27,014	¥22,529	$293,920

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥195.58	¥163.08	$2.13
Loss on discontinued operations attributable to Nidec Corporation	(1.64)	-	-
Net income attributable to Nidec Corporation	193.94	163.08	2.13
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥194.85	¥152.49	$1.99
Loss on discontinued operations attributable to Nidec Corporation	(1.63)	-	-
Net income attributable to Nidec Corporation	193.22	152.49	1.99
Cash dividends paid	¥40.00	¥45.00	$0.59

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥27,242	¥22,529	$293,920
Loss on discontinued operations attributable to Nidec Corporation	(228)	-	-
Net income attributable to Nidec Corporation	¥27,014	¥22,529	$293,920

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011

Net sales	¥167,549	¥182,625	$2,382,583
Operating expenses:
Cost of products sold	122,240	140,094	1,827,710
Selling, general and administrative expenses	13,607	14,681	191,533
Research and development expenses	6,982	7,528	98,213
	142,829	162,303	2,117,456
Operating income	24,720	20,322	265,127
Other income (expense):
Interest and dividend income	220	320	4,175
Interest expense	(86)	(62)	(809)
Foreign exchange loss, net	(4,042)	(4,042)	(52,733)
Loss on marketable securities, net	(48)	(138)	(1,800)
Other, net	(260)	(748)	(9,759)
	(4,216)	(4,670)	(60,926)
Income from continuing operations before income taxes	20,504	15,652	204,201
Income taxes	(5,081)	(4,003)	(52,224)
Equity in net income of affiliated companies	2	1	13
Income from continuing operations	15,425	11,650	151,990
Loss on discontinued operations	(180)	-	-
Consolidated net income	15,245	11,650	151,990
Less: Net income attributable to noncontrolling interests	(2,014)	(1,331)	(17,365)
Net income attributable to Nidec Corporation	¥13,231	¥10,319	$134,625

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥95.78	¥74.86	$0.98
Loss on discontinued operations attributable to Nidec Corporation	(0.78)	-	-
Net income attributable to Nidec Corporation	95.00	74.86	0.98
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥95.07	¥69.98	$0.91
Loss on discontinued operations attributable to Nidec Corporation	0.78	-	-
Net income attributable to Nidec Corporation	94.29	69.98	0.91
Cash dividends paid	¥0.00	¥0.00	$0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥13,341	¥10,319	$134,625
Loss on discontinued operations attributable to Nidec Corporation	(110)	-	-
Net income attributable to Nidec Corporation	¥13,231	¥10,319	$134,625

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011

Cash flows from operating activities:
Consolidated net income	¥30,766	¥24,954	$325,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,967	17,685	230,724
Loss on marketable securities, net	206	142	1,853
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(58)	982	12,811
Equity in net income of affiliated companies	(4)	(4)	(52)
Foreign currency adjustments	3,873	3,229	42,127
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,658)	(11,595)	(151,272)
Increase in inventories	(12,683)	(4,957)	(64,671)
Increase (decrease) in notes and accounts payable	2,397	(612)	(7,984)
Other	(319)	(1,246)	(16,256)
Net cash provided by operating activities	34,487	28,578	372,838

Cash flows from investing activities:
Additions to property, plant and equipment	(28,812)	(19,761)	(257,808)
Proceeds from sales of property, plant and equipment	316	1,226	15,995
Purchases of marketable securities	(6)	(207)	(2,701)
Proceeds from sales of marketable securities	51	314	4,097
Acquisitions of business, net of cash acquired	(52,040)	2,687	35,055
Other	(834)	(928)	(12,107)
Net cash used in investing activities	(81,325)	(16,669)	(217,469)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(67,952)	20,033	261,357
Repayments of long-term debt	(845)	(771)	(10,059)
Proceeds from issuance of corporate bonds	100,500	-	-
Purchases of treasury stock	(4)	(8,882)	(115,877)
Payments for additional investments in subsidiaries	(6,375)	(454)	(5,923)
Dividends paid to shareholders of Nidec Corporation	(5,572)	(6,232)	(81,305)
Dividends paid to noncontrolling interests	(819)	(702)	(9,159)
Other	36	68	887
Net cash provided by financing activities	18,969	3,060	39,921

Effect of exchange rate changes on cash and cash equivalents	(7,648)	(7,629)	(99,530)
Net (decrease) increase in cash and cash equivalents	(35,517)	7,340	95,760
Cash and cash equivalents at beginning of period	123,309	94,321	1,230,541
Cash and cash equivalents at end of period	¥87,792	¥101,661	$1,326,301

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2011 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2011, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2011, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥76.65 = US$1, the approximate current exchange rate at September 30, 2011.

Certain reclassifications in consolidated statements of income for the six and three months ended September 30, 2010 and consolidated statements of cash flows for the six months ended September 30, 2010 have been made to conform to the presentation used for the six months ended September 30, 2011.

As of March 31, 2011, NIDEC discontinued its specialty lens unit business. The results of the specialty lens unit business were previously recorded in the Nidec Copal reporting segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No.2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement: (Topic 820):

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. ASU 2011-05 is a provision for disclosure. The adoption of ASU 2011-05 will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2011-08 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Acquisitions

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls (“EMC”) business which consists of industrial, air conditioning and home appliance motor business for cash of ¥57,442 million in order to address the needs of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

4. Goodwill

The changes in the carrying amount of goodwill for the six months ended September 30, 2011 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2011
Goodwill	¥82,694	$1,078,852
Accumulated impairment losses	(587)	(7,658)
	82,107	1,071,194

Acquisition	2,928	38,200
Translation adjustments and Others	(1,745)	(22,766)

Balance as of September 30, 2011
Goodwill	83,877	1,094,286
Accumulated impairment losses	(587)	(7,658)
	¥83,290	$1,086,628

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,768	¥6,207	¥352	¥14,623

Held-to-maturity
Japanese government debt securities	200	3	-	203
	¥8,968	¥6,210	¥352	¥14,826

Securities not practicable to fair value
Equity securities	¥515

	Yen in millions
	September 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,585	¥4,701	¥358	¥12,928

Held-to-maturity
Japanese government debt securities	401	2	-	403
	¥8,986	¥4,703	¥358	¥13,331

Securities not practicable to fair value
Equity securities	¥486

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	September 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$112,003	$61,331	$4,671	$168,663

Held-to-maturity
Japanese government debt securities	5,232	26	-	5,258
	$117,235	$61,357	$4,671	$173,921

Securities not practicable to fair value
Equity securities	$6,340

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥817 million ($10,659 thousand) during the six months ended September 30, 2011, and decreased by ¥681 million during the year ended March 31, 2011.

There were no material proceeds, gain or loss from sales of available-for-sale securities to be disclosed during the six months ended September 30, 2011.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,643	¥282	¥241	¥70

	Yen in millions
	September 30, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,722	¥331	¥191	¥27

	U.S. dollars in thousands
	September 30, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$22,466	$4,318	$2,492	$352

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of September 30, 2011, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of September 30, 2011 and March 31, 2011, held-to-maturity securities of ¥401 million ($5,232 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2010 and 2011 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	27,014	3,752	30,766
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,365)	(1,033)	(15,398)
Unrealized losses on securities, net of reclassification adjustment	(1,258)	(274)	(1,532)
Pension liability adjustments	694	6	700
Total comprehensive income	12,085	2,451	14,536
Purchase of treasury stock	(4)	-	(4)
Dividends paid to shareholders of Nidec Corporation	(5,572)	-	(5,572)
Dividends paid to noncontrolling interests	-	(819)	(819)
Capital transaction with consolidated subsidiaries and other	(2,634)	(3,725)	(6,359)
Balance at September 30, 2010	¥344,184	¥59,129	¥403,313

For the six months ended September 30, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income (loss):
Net income	22,529	2,425	24,954
Other comprehensive income (loss):
Foreign currency translation adjustments	(22,592)	(1,082)	(23,674)
Unrealized losses on securities, net of reclassification adjustment	(817)	(65)	(882)
Unrealized losses on derivative instruments qualifying for cash flow hedges	(1,131)	-	(1,131)
Pension liability adjustments	325	200	525
Total comprehensive income (loss)	(1,686)	1,478	(208)
Purchase of treasury stock	(8,882)	-	(8,882)
Dividends paid to shareholders of Nidec Corporation	(6,232)	-	(6,232)
Dividends paid to noncontrolling interests	-	(702)	(702)
Capital transaction with consolidated subsidiaries and other	(113)	(926)	(1,039)
Balance at September 30, 2011	¥338,337	¥55,106	¥393,443

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2011:
Balance at March 31, 2011	$4,634,703	$720,887	$5,355,590
Comprehensive income (loss):
Net income	293,920	31,638	325,558
Other comprehensive income (loss):
Foreign currency translation adjustments	(294,742)	(14,116)	(308,858)
Unrealized losses on securities, net of reclassification adjustment	(10,659)	(848)	(11,507)
Unrealized losses on derivative instruments qualifying for cash flow hedges	(14,755)	-	(14,755)
Pension liability adjustments	4,240	2,609	6,849
Total comprehensive income (loss)	(21,996)	19,283	(2,713)
Purchase of treasury stock	(115,877)	-	(115,877)
Dividends paid to shareholders of Nidec Corporation	(81,305)	-	(81,305)
Dividends paid to noncontrolling interests	-	(9,159)	(9,159)
Capital transaction with consolidated subsidiaries and other	(1,474)	(12,081)	(13,555)
Balance at September 30, 2011	$4,414,051	$718,930	$5,132,981

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	Yen in millions	U.S. dollars in thousands
	March 31, 2011	September 30, 2011	September 30, 2011
Principal amount	¥100,000	¥100,000	$1,304,632
Unamortized premium	447	397	5,179
Total	¥100,447	¥100,397	$1,309,811

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($139) and the number of convertible shares is 9,410,878 as of September 30, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2010 and 2011 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Net periodic pension cost for defined benefit plans:
Service cost	¥584	¥599	$7,815
Interest cost	217	232	3,027
Expected return on plan assets	(94)	(163)	(2,127)
Amortization of net actuarial loss	55	59	770
Amortization of prior service credit	(68)	(86)	(1,122)
(Gains) losses from curtailments and settlements	(186)	132	1,722
Net periodic pension cost for defined benefit plans	508	773	10,085
Cost for multiemployer pension plans	105	105	1,370
Cost for defined contribution plans	¥266	¥780	$10,176

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2010 and 2011 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Net periodic pension cost for defined benefit plans:
Service cost	¥285	¥308	$4,018
Interest cost	108	114	1,487
Expected return on plan assets	(47)	(82)	(1,070)
Amortization of net actuarial loss	27	30	391
Amortization of prior service credit	(34)	(43)	(561)
Net periodic pension cost for defined benefit plans	339	327	4,265
Cost for multiemployer pension plans	56	52	678
Cost for defined contribution plans	¥131	¥386	$5,036

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the six and three months ended September 30, 2010 and 2011:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the six months ended September 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥27,242	139,290	¥195.58
Loss on discontinued operations attributable to Nidec Corporation	(228)	139,290	(1.64)
Net income attributable to Nidec Corporation	¥27,014	139,290	¥193.94
Effect of dilutive securities: Zero coupon convertible bonds	(1)	515
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	27,241	139,805	194.85
Loss on discontinued operations attributable to Nidec Corporation	(228)	139,805	(1.63)
Net income attributable to Nidec Corporation	¥27,013	139,805	¥193.22
For the six months ended September 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥22,529	138,146	¥163.08	$2.13
Effect of dilutive securities: Zero coupon convertible bonds	(28)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥22,501	147,557	¥152.49	$1.99

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended September 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥13,341	139,290	¥95.78
Loss on discontinued operations attributable to Nidec Corporation	(110)	139,290	(0.78)
Net income attributable to Nidec Corporation	¥13,231	139,290	¥95.00
Effect of dilutive securities: Zero coupon convertible bonds	(1)	1,023
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	13,340	140,313	95.07
Loss on discontinued operations attributable to Nidec Corporation	(110)	140,313	(0.78)
Net income attributable to Nidec Corporation	¥13,230	140,313	¥94.29
For the three months ended September 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥10,319	137,851	¥74.86	$0.98
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥10,305	147,262	¥69.98	$0.91

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2010 and 2011. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2010	2011
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(19.4)	(20.3)
Tax (benefit) on undistributed earnings	(1.0)	0.0
Valuation allowance	0.4	0.7
Liabilities for unrecognized tax benefits	4.7	4.2
Other	(0.5)	(0.7)
Estimated effective income tax rate	25.2%	24.9%

The estimated effective income tax rate for the six months ended September 30, 2011 was 24.9%, 0.3 percentage points lower compared with the effective income tax rate for six months ended September 30, 2010. The main reason for the decrease was the net impact of a decrease in tax benefit in foreign subsidiaries, an increase in tax (benefit) on undistributed earnings, and a decrease in liabilities for unrecognized tax benefits.

11. Contingencies:

NIDEC has guaranteed approximately ¥104 million ($1,357 thousand) of bank loans for employees in connection with their housing costs at September 30, 2011. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥104 million ($1,357 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposures to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit ratings of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	September 30, 2011	September 30, 2011
Foreign exchange forward contracts	¥2,930	¥6,791	$88,598
Commodity futures	¥1,964	¥3,563	$46,484

Derivatives not designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	September 30, 2011	September 30, 2011
Interest rate currency swap agreements	¥24	¥-	$-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	September 30, 2011	September 30, 2011
Foreign exchange forward contracts	Other current assets	¥477	¥-	$-
Commodity futures	Other current assets	¥179	¥-	$-

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	September 30, 2011	September 30, 2011
Foreign exchange forward contracts	Other current liabilities	¥-	¥703	$9,172
Commodity futures	Other current liabilities	¥-	¥734	$9,576

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	September 30, 2011	September 30, 2011
Interest rate currency swap agreements	Other current liabilities	¥2	¥-	$-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the six months ended September 30, 2010 and 2011

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Foreign exchange forward contracts	¥-	¥(609)	$(7,945)
Commodity futures	-	(522)	(6,810)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the six months ended September 30
		2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥-	¥95	$1,239
Commodity futures	Cost of sales	-	(3)	(39)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the six months ended September 30, 2011.

A net loss of ¥770 million ($10,046 thousand) in accumulated other comprehensive income at September 30, 2011 is expected to be reclassified into earnings within the next 12 months.

As of September 30, 2011, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the six months ended September 30
		2010	2011	2011
Foreign exchange forward contracts	Other, net	¥2	¥-	$-
Interest rate currency swap agreements	Other, net	(1)	2	26

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended September 30, 2010 and 2011

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Foreign exchange forward contracts	¥-	¥(595)	$(7,763)
Commodity futures	-	(449)	(5,858)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended September 30
		2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥-	¥(18)	$(235)
Commodity futures	Cost of sales	-	(22)	(287)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended September 30, 2011.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended September 30
		2010	2011	2011
Foreign exchange forward contracts	Other, net	¥2	¥-	$-
Interest rate currency swap agreements	Other, net	(3)	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,623	¥14,623	-	-
Derivatives	¥654	¥179	¥475	-
Total assets:	¥15,277	¥14,802	¥475	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥12,928	¥12,928	-	-
Liabilities:				-
Derivatives	¥1,437	¥734	¥703	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	$168,663	$168,663	-	-
Liabilities:				-
Derivatives	$18,748	$9,576	$9,172	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2011
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥94,321	¥94,321
Short-term investments	2,745	2,745
Short-term loan receivable	141	141
Long-term loan receivable	241	243
Short-term borrowings	(52,018)	(52,018)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,751)	¥(104,891)

	Yen in millions		U.S. dollars in thousands
	September 30, 2011		September 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥101,661	¥101,661	$1,326,301	$1,326,301
Short-term investments	2,451	2,451	31,977	31,977
Short-term loan receivable	97	97	1,265	1,265
Long-term loan receivable	119	124	1,553	1,618
Short-term borrowings	(79,366)	(79,366)	(1,035,434)	(1,035,434)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,656)	¥(100,436)	$(1,313,190)	$(1,310,320)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

14. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥104,379	¥93,265	$1,216,765
Other small precision brushless DC motors	39,991	37,913	494,625
Brushless DC fans	17,326	16,117	210,267
Other small precision motors	9,486	11,952	155,929
Sub-total	171,182	159,247	2,077,586
General motors	48,105	92,900	1,212,003
Machinery	38,021	36,616	477,704
Electronic and optical components	62,045	54,957	716,986
Others	16,962	17,978	234,547
Consolidated total	¥336,315	¥361,698	$4,718,826

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides product information for the three months ended September 30, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥51,847	¥46,682	$609,028
Other small precision brushless DC motors	18,536	20,248	264,162
Brushless DC fans	8,486	8,318	108,519
Other small precision motors	4,626	8,077	105,375
Sub-total	83,495	83,325	1,087,084
General motors	23,345	44,191	576,530
Machinery	20,800	17,526	228,650
Electronic and optical components	31,699	27,692	361,279
Others	8,210	9,891	129,040
Consolidated total	¥167,549	¥182,625	$2,382,583

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has changed segment reporting to align with changes in its management decision-making process for the six months ended September 30, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment, as we aimed to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011.

All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the six months ended September 30, 2010 and 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the six and three months ended September 30, 2010 and 2011, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥36,891	¥33,672	$439,295
Nidec Electronics (Thailand)	46,094	39,866	520,104
Nidec (Zhejiang)	12,731	12,821	167,267
Nidec (Dalian)	2,155	2,201	28,715
Nidec Singapore	12,048	7,151	93,294
Nidec (H.K.)	29,707	26,085	340,313
Nidec Philippines	4,042	6,031	78,682
Nidec Sankyo	47,888	45,172	589,328
Nidec Copal	34,023	30,824	402,140
Nidec Tosok	14,529	15,365	200,457
Nidec Copal Electronics	15,780	15,078	196,712
Nidec Techno Motor	20,713	22,384	292,029
Nidec Motor	7,531	45,446	592,903
Nidec Motors & Actuators	17,532	21,138	275,773
All Others	33,815	37,929	494,834
Total	335,479	361,163	4,711,846
Adjustments*1	836	535	6,980
Consolidated total	¥336,315	¥361,698	$4,718,826

*1 US GAAP adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥18,343	¥15,845	$206,719
Nidec Electronics (Thailand)	23,014	20,309	264,958
Nidec (Zhejiang)	6,063	6,202	80,913
Nidec (Dalian)	636	1,091	14,234
Nidec Singapore	5,539	3,938	51,376
Nidec (H.K.)	14,625	14,068	183,536
Nidec Philippines	2,156	3,094	40,365
Nidec Sankyo	24,550	22,885	298,565
Nidec Copal	17,547	16,189	211,207
Nidec Tosok	7,236	8,509	111,011
Nidec Copal Electronics	7,859	7,301	95,251
Nidec Techno Motor	9,672	10,438	136,177
Nidec Motor	3,720	21,404	279,243
Nidec Motors & Actuators	8,525	10,146	132,368
All Others	17,618	20,700	270,059
Total	167,103	182,119	2,375,982
Adjustments*1	446	506	6,601
Consolidated total	¥167,549	¥182,625	$2,382,583

*1 US GAAP adjustments primarily relate to the differences between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥40,466	¥37,349	$487,267
Nidec Electronics (Thailand)	22,871	20,194	263,457
Nidec (Zhejiang)	3,785	1,365	17,808
Nidec (Dalian)	11,529	8,739	114,012
Nidec Singapore	242	221	2,883
Nidec (H.K.)	935	469	6,119
Nidec Philippines	16,341	10,674	139,256
Nidec Sankyo	294	251	3,275
Nidec Copal	1,460	1,151	15,016
Nidec Tosok	108	64	835
Nidec Copal Electronics	16	9	117
Nidec Techno Motor	441	481	6,275
Nidec Motor	-	-	-
Nidec Motors & Actuators	3,101	4,781	62,374
All Others	30,217	25,835	337,052
Total	131,806	111,583	1,455,746
Intersegment elimination	¥(131,806)	¥(111,583)	$(1,455,746)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥19,542	¥21,120	$275,538
Nidec Electronics (Thailand)	11,263	10,241	133,607
Nidec (Zhejiang)	1,418	621	8,102
Nidec (Dalian)	5,085	4,254	55,499
Nidec Singapore	119	111	1,448
Nidec (H.K.)	371	235	3,066
Nidec Philippines	7,006	5,278	68,858
Nidec Sankyo	130	132	1,722
Nidec Copal	752	559	7,293
Nidec Tosok	56	29	378
Nidec Copal Electronics	8	4	52
Nidec Techno Motor	202	229	2,988
Nidec Motor	-	-	-
Nidec Motors & Actuators	1,634	2,728	35,590
All Others	14,033	13,238	172,707
Total	61,619	58,779	766,848
Intersegment elimination	¥(61,619)	¥(58,779)	$(766,848)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥4,681	¥2,461	$32,107
Nidec Electronics (Thailand)	11,949	10,099	131,755
Nidec (Zhejiang)	1,503	531	6,927
Nidec (Dalian)	1,705	417	5,440
Nidec Singapore	144	86	1,122
Nidec (H.K.)	406	135	1,761
Nidec Philippines	3,460	2,842	37,078
Nidec Sankyo	6,540	4,476	58,395
Nidec Copal	5,131	2,714	35,408
Nidec Tosok	1,932	1,314	17,143
Nidec Copal Electronics	2,613	2,519	32,864
Nidec Techno Motor	2,032	2,166	28,258
Nidec Motor	130	1,717	22,400
Nidec Motors & Actuators	484	963	12,564
All Others	8,223	5,323	69,446
Total	50,933	37,763	492,668
Consolidation adjustments mainly related to elimination of intersegment profits	(32)	1,212	15,812
Reclassification *1	419	(51)	(665)
U.S. GAAP adjustments and Others *2	515	620	8,088
Consolidated total	¥51,835	¥39,544	$515,903

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others is mainly from the amortization of capitalized assets related to business combinations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥1,578	¥1,073	$13,999
Nidec Electronics (Thailand)	5,912	5,706	74,442
Nidec (Zhejiang)	663	216	2,818
Nidec (Dalian)	472	125	1,631
Nidec Singapore	65	60	783
Nidec (H.K.)	202	30	391
Nidec Philippines	1,515	1,543	20,130
Nidec Sankyo	3,337	2,453	32,003
Nidec Copal	2,703	1,608	20,978
Nidec Tosok	970	1,007	13,138
Nidec Copal Electronics	1,355	1,098	14,325
Nidec Techno Motor	871	999	13,033
Nidec Motor	75	560	7,306
Nidec Motors & Actuators	327	635	8,284
All Others	4,052	2,574	33,582
Total	24,097	19,687	256,843
Consolidation adjustments mainly related to elimination of intersegment profits	838	(178)	(2,322)
Reclassification *1	370	73	952
U.S. GAAP adjustments and Others *2	(585)	740	9,654
Consolidated total	¥24,720	¥20,322	$265,127

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others is mainly from the amortization of capitalized assets related to business combinations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Subsequent events

Dividends for the first half of the fiscal year ending March 31, 2012

Subsequent to September 30, 2011, the Company’s Board of Directors declared a cash dividend of ¥6,167 million ($80,457 thousand) payable on December 2, 2011 to stockholders as of September 30, 2011.

Domestic commercial paper

On October 7, 2011, the Company's Board of Directors declared a domestic commercial paper program up to ¥100,000 million ($1,304,631 thousand.) On the same day, the Company entered into a consignment contract with Sumitomo Mitsui Banking Corporation to design and facilitate the operations of the program. On October 25, 2011, the Company issued a domestic commercial paper which as part of the ¥100,000 million authorized by the Board on October 7, 2011.

Flood damages to us in Thailand

In October 2011, some of NIDEC's manufacturing subsidiaries in Thailand have halted some of their operations due to inundation and power outages caused by the floods in Thailand. Currently, the exact amount of damage and the impact of the floods on the any impact on our consolidated financial position, results of operations and liquidity are difficult to assess.